May 27, 2009

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20849-7010
Attn:   Cecilia Blye

   Chief Office of Global Security Risk

Re:    Liz Claiborne, Inc.

 Form 10-K for the Fiscal Year Ended January 3, 2009
 Filed May 4, 2009
 File No.: 1-10689

Dear Ms. Blye:

Thank you for your letter of April 28, 2009 (“Comment Letter”) with respect to Liz Claiborne, Inc.’s, Form Annual Report on 10-K for the Year Ended January 3, 2009 (the “2008 10-K”). We provide in this letter for your consideration our response with respect to your comments. For your convenience, we have included the text of your comments.

1.      “Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Sudan or Syria, if any, whether through affiliates, distributors, or other direct or indirect arrangements. Your response should describe any products and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.”

Liz Claiborne, Inc. (the “Company”) does not provide any products or services to any customer in Iran or Sudan and is not aware of any affiliate or distributor doing so.

The Company does not provide product or services to any customer in Syria. With regards to our affiliates and distributors, our European subsidiary, Mexx Europe BV, an entity incorporated and headquartered in the Netherlands, has granted MAF Fashion LLC, a United Arab Emirates entity headquartered in Dubai, the right to distribute products, to operate retail stores and the right to sub-franchise to third parties. MAF Fashion’s rights do not include Iran or Sudan. MAF Fashion granted Marwan Al Kadri Trading Company the right to operate a retail store bearing the Mexx tradename in Syria. From 2007 to 2008, Mexx Europe sold non-U.S. origin products to MAF Fashion who sold them to Marwan Al Kadri. Such products were shipped by Mexx Europe to MAF Fashion from outside the United States.

In 2008, MAF determined to cease doing business with Marwan Al Kadri. At that time, Mexx Europe began to explore the possibility of selling directly to Marwan Al Kadri, but to date, no product has been sold or shipped under any such arrangement.

United States Securities and Exchange Commission
May 27, 2009

The Company is not aware of any agreements, commercial arrangements, or other contacts with the governments of Iran, Sudan or Syria or any entities controlled by the governments of such countries.

2.       “In this respect, please tell us whether Mexx operates any stores in Syria and whether they sell any products in Syria.”

Our European subsidiary, Mexx Europe BV (“MEXX”), does not operate any stores in Syria. However, pursuant to the arrangement between MAF Fashion LLC and Marwan Al Kadri described above, Marwan Al Kadri operates one store in Syria that is signed with the Mexx trademark.

3.       “Please tell us whether MAF Fashion or Majid Al Futtaim sells or plans to sell your products in Syria or Sudan or has plans to open Mexx stores in Syria or Sudan.”

We are not aware of any current plans by MAF Fashion LLC to sell Mexx Europe products in Syria (although, as indicated above, MAF Fashion LLC retains the right to operate a store in Syria that is signed with the Mexx trademark). Mexx Europe has not authorized, nor is aware of, the sale of any Mexx product to, or transactions with, any party in Sudan.

4.       “Please tell us whether M.H. Alshaya sells any of your products in Syria.”

We do not sell our products to M.H. Alshaya. The Company previously had a distribution agreement with M.H. Alshaya, which ended in 2006, but we are not aware that M.H. Alshaya sold any of our products in Syria.

As per your request, the Company acknowledges that: the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding our response, please contact me directly at 201-295-7833.

Sincerely,

/s/ Christopher T. Di Nardo

Christopher T. Di Nardo
Vice President – Deputy General Counsel

CTD/ma
cc:       William McComb

    Nicholas Rubino